1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 19, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2014 and 2013 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

May 13, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2014 (Reviewed)		December 31, 2013 (Audited)		March 31, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$231,697,295	18	$242,695,447	19	$186,028,798	18
Financial assets at fair value through profit or loss (Note 7)	11,425	-	90,353	-	18,206	-
Available-for-sale financial assets (Note 8)	845,002	-	760,793	-	1,162,904	-
Held-to-maturity financial assets (Note 9)	2,394,178	-	1,795,949	-	2,044,822	-
Notes and accounts receivable, net (Note 11)	73,774,054	6	71,649,926	6	65,472,529	6
Receivables from related parties (Note 35)	558,970	-	291,708	-	434,306	-
Other receivables from related parties (Note 35)	162,444	-	221,576	-	176,298	-
Inventories (Note 12)	43,481,269	3	37,494,893	3	37,833,465	4
Other financial assets (Note 36)	584,364	-	501,785	-	1,240,492	-
Other current assets (Note 17)	2,381,416	-	2,984,224	-	3,339,372	-

Total current assets	355,890,417	27	358,486,654	28	297,751,192	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	59,284,283	5	58,721,959	5	42,087,667	4
Hedging derivative financial assets (Note 10)	-	-	-	-	659,351	-
Financial assets carried at cost (Note 13)	2,055,075	-	2,145,591	-	3,703,593	1
Investments accounted for using equity method (Note 14)	29,507,728	2	28,316,260	2	24,252,070	2
Property, plant and equipment (Note 15)	828,011,580	64	792,665,913	63	666,447,384	63
Intangible assets (Note 16)	12,113,629	1	11,490,383	1	11,478,437	1
Deferred income tax assets (Notes 4 and 30)	7,893,479	1	7,239,609	1	11,610,593	1
Refundable deposits (Note 35)	2,560,988	-	2,519,031	-	2,385,571	-
Other noncurrent assets (Note 17)	1,422,102	-	1,469,577	-	1,253,868	-

Total noncurrent assets	942,848,864	73	904,568,323	72	763,878,534	72

TOTAL	$1,298,739,281	100	$1,263,054,977	100	$1,061,629,726	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$24,843,645	2	$15,645,000	1	$35,842,800	3
Financial liabilities at fair value through profit or loss (Note 7)	188,535	-	33,750	-	4,223	-
Accounts payable	15,380,651	1	14,670,260	1	12,462,978	1
Payables to related parties (Note 35)	1,330,050	-	1,688,456	-	793,133	-
Salary and bonus payable	6,107,014	1	8,330,956	1	5,075,309	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 23)	16,018,761	1	12,738,801	1	13,864,935	1
Payables to contractors and equipment suppliers	53,461,455	4	89,810,160	7	48,601,349	5
Income tax payable (Notes 4 and 30)	28,433,542	2	22,563,286	2	20,164,514	2
Provisions (Note 19)	9,964,997	1	7,603,781	1	6,350,698	1
Accrued expenses and other current liabilities (Notes 15 and 22)	18,668,514	2	16,693,484	1	14,915,135	1
Current portion of long-term bank loans (Note 21)	-	-	-	-	131,250	-

Total current liabilities	174,397,164	14	189,777,934	15	158,206,324	15

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	5,279,032	-	5,481,616	-	-	-
Bonds payable (Note 20)	211,798,101	16	210,767,625	17	125,000,000	12
Long-term bank loans (Note 21)	40,000	-	40,000	-	1,325,000	-
Other long-term payables (Note 22)	36,000	-	36,000	-	54,000	-
Obligations under finance leases (Note 15)	783,275	-	776,230	-	768,935	-
Accrued pension cost (Note 4)	7,577,202	1	7,589,926	1	6,904,635	1
Others (Note 19)	830,406	-	810,561	-	721,747	-

Total noncurrent liabilities	226,344,016	17	225,501,958	18	134,774,317	13

Total liabilities	400,741,180	31	415,279,892	33	292,980,641	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 23)	259,291,239	20	259,286,171	21	259,282,327	25

Capital surplus (Note 23)	55,835,280	4	55,858,626	4	55,762,572	5

Retained earnings (Note 23)
Appropriated as legal capital reserve	132,436,003	10	132,436,003	11	115,820,123	11
Appropriated as special capital reserve	2,785,741	1	2,785,741	-	7,606,224	1
Unappropriated earnings	430,842,153	33	382,971,408	30	324,561,997	30

	566,063,897	44	518,193,152	41	447,988,344	42

Others (Note 23)	16,583,227	1	14,170,306	1	3,098,025	-

Equity attributable to shareholders of the parent	897,773,643	69	847,508,255	67	766,131,268	72

NONCONTROLLING INTERESTS (Note 23)	224,458	-	266,830	-	2,517,817	-

Total equity	897,998,101	69	847,775,085	67	768,649,085	72

TOTAL	$1,298,739,281	100	$1,263,054,977	100	$1,061,629,726	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014		2013
	Amount	%	Amount	%

NET REVENUE (Notes 25, 35 and 40)	$148,215,172	100	$132,754,996	100

COST OF REVENUE (Notes 12, 32 and 35)	77,836,093	53	71,988,726	54

GROSS PROFIT BEFORE REALIZED GROSS PROFIT ON SALES TO ASSOCIATES	70,379,079	47	60,766,270	46

REALIZED GROSS PROFIT ON SALES TO ASSOCIATES	21,017	-	3,540	-

GROSS PROFIT	70,400,096	47	60,769,810	46

OPERATING EXPENSES (Notes 32 and 35)
Research and development	12,066,622	8	10,650,985	8
General and administrative	4,655,671	3	4,695,520	3
Marketing	1,152,702	1	1,029,799	1

Total operating expenses	17,874,995	12	16,376,304	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 26 and 32)	(2,741)	-	34,503	-

INCOME FROM OPERATIONS (Note 40)	52,522,360	35	44,428,009	34

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	955,380	1	654,153	-
Other income (Note 27)	613,699	-	346,321	-
Foreign exchange loss, net	(36,401)	-	(192,914)	-
Finance costs (Note 28)	(796,580)	-	(493,998)	-
Other gains and losses (Note 29)	43,384	-	1,006,343	1

Total non-operating income and expenses	779,482	1	1,319,905	1

INCOME BEFORE INCOME TAX	53,301,842	36	45,747,914	35

INCOME TAX EXPENSE (Notes 4 and 30)	5,456,064	4	6,212,371	5

NET INCOME	47,845,778	32	39,535,543	30

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014		2013
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 23 and 30)
Exchange differences arising on translation of foreign operations	$2,831,381	2	$2,903,753	2
Changes in fair value of available-for-sale financial assets	(415,445)	-	2,825,692	2
Share of other comprehensive income (loss) of associates and joint venture	(4,747)	-	135,123	-
Income tax benefit related to components of other comprehensive income	2,956	-	43,239	-

Other comprehensive income for the period, net of income tax	2,414,145	2	5,907,807	4

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$50,259,923	34	$45,443,350	34

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$47,870,745	32	$39,576,876	30
Noncontrolling interests	(24,967)	-	(41,333)	-

	$47,845,778	32	$39,535,543	30

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$50,283,666	34	$45,455,386	34
Noncontrolling interests	(23,743)	-	(12,036)	-

	$50,259,923	34	$45,443,350	34

	2014	2013
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 31)
Basic earnings per share	$1.85	$1.53

Diluted earnings per share	$1.85	$1.53

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Non- controlling Interests	Total Equity
	Capital Stock - Common Stock			Retained Earnings
	Shares (In		Capital	Legal Capital	Special Capital	Unappro- priated
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total

BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085

Net income for the three months ended March 31, 2014	-	-	-	-	-	47,870,745	47,870,745	-	-	-	-	47,870,745	(24,967)	47,845,778

Other comprehensive income for the three months ended March 31, 2014, net of income tax	-	-	-	-	-	-	-	2,807,924	(395,098)	95	2,412,921	2,412,921	1,224	2,414,145

Total comprehensive income for the three months ended March 31, 2014	-	-	-	-	-	47,870,745	47,870,745	2,807,924	(395,098)	95	2,412,921	50,283,666	(23,743)	50,259,923

Issuance of stock from exercise of employee stock options	507	5,068	17,235	-	-	-	-	-	-	-	-	22,303	-	22,303

Adjustments to share of changes in equity of associates and joint venture	-	-	(29,636)	-	-	-	-	-	-	-	-	(29,636)	-	(29,636)

Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	(10,945)	-	-	-	-	-	-	-	-	(10,945)	10,945	-

Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(29,574)	(29,574)

BALANCE, MARCH 31, 2014	25,929,124	$259,291,239	$55,835,280	$132,436,003	$2,785,741	$430,842,153	$566,063,897	$(4,332,438)	$20,915,683	$(18)	$16,583,227	$897,773,643	$224,458	$897,998,101

BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$-	$(2,780,485)	$720,550,680	$2,543,226	$723,093,906

Net income for the three months ended March 31, 2013	-	-	-	-	-	39,576,876	39,576,876	-	-	-	-	39,576,876	(41,333)	39,535,543

Other comprehensive income for the three months ended March 31, 2013, net of income tax	-	-	-	-	-	-	-	3,006,684	2,871,826	-	5,878,510	5,878,510	29,297	5,907,807

Total comprehensive income for the three months ended March 31, 2013	-	-	-	-	-	39,576,876	39,576,876	3,006,684	2,871,826	-	5,878,510	45,455,386	(12,036)	45,443,350

Issuance of stock from exercise of employee stock options	3,797	37,970	69,384	-	-	-	-	-	-	-	-	107,354	-	107,354

Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	2,701	2,701

Adjustments to share of changes in equity of associates and joint venture	-	-	14,238	-	-	-	-	-	-	-	-	14,238	-	14,238

Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	3,610	-	-	-	-	-	-	-	-	3,610	(3,610)	-

Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(12,464)	(12,464)

BALANCE, MARCH 31, 2013	25,928,232	$259,282,327	$55,762,572	$115,820,123	$7,606,224	$324,561,997	$447,988,344	$(7,747,122)	$10,845,147	$-	$3,098,025	$766,131,268	$2,517,817	$768,649,085

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$53,301,842	$45,747,914
Adjustments for:
Depreciation expense	40,985,942	35,964,677
Amortization expense	636,435	531,513
Stock option compensation cost of subsidiary	-	2,701
Finance costs	796,580	493,998
Share of profits of associates and joint venture	(955,380)	(654,153)
Interest income	(613,699)	(346,321)
Gain on disposal of property, plant and equipment and intangible assets, net	(497)	(28,710)
Gain on disposal of available-for-sale financial assets, net	(20,987)	(818,315)
Gain on disposal of financial assets carried at cost, net	(23,758)	(2,105)
Loss on disposal of investments in associates	-	484
Realized gross profit on sales to associates	(21,017)	(3,540)
Loss on foreign exchange, net	2,665,824	704,013
Income from receipt of equity securities in settlement of trade receivables	-	(8,565)
Gain from hedging instruments	(325,678)	(649,991)
Loss arising from changes in fair value of available-for-sale financial assets in hedge effective portion	327,961	759,175
Changes in operating assets and liabilities:
Derivative financial instruments	233,713	9,946
Notes and accounts receivable, net	(2,124,198)	(7,695,015)
Receivables from related parties	(267,262)	(80,495)
Other receivables from related parties	4,415	9,252
Inventories	(5,986,376)	(2,967)
Other financial assets	(28,952)	66,064
Other current assets	615,697	(541,426)
Accounts payable	722,298	(2,065,468)
Payables to related parties	(358,406)	69,794
Salary and bonus payable	(2,223,942)	(2,459,987)
Accrued profit sharing to employees and bonus to directors and supervisors	3,279,960	2,678,344
Accrued expenses and other current liabilities	2,073,184	1,637,627
Provisions	2,359,196	306,904
Accrued pension cost	(12,724)	(16,599)

Cash generated from operations	95,040,171	73,608,749
Income taxes paid	(179,230)	(39,077)

Net cash generated by operating activities	94,860,941	73,569,672

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014	2013

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(5,181)	$(4,022)
Financial assets carried at cost	(3,782)	(16,511)
Held-to-maturity financial assets	(1,396,723)	-
Property, plant and equipment	(114,905,317)	(80,418,491)
Intangible assets	(1,178,194)	(951,989)
Other assets	-	(11,896)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	62,843	915,865
Held-to-maturity financial assets	800,000	3,091,725
Financial assets carried at cost	28,533	9,564
Property, plant and equipment	55,255	12,531
Cash refund from long-term receivables	78,060	-
Interest received	596,277	315,163
Refundable deposits paid	(7,869)	(5,693)
Refundable deposits refunded	16,506	30,841

Net cash used in investing activities	(115,859,592)	(77,032,913)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	8,819,028	230,321
Proceeds from issuance of bonds	-	45,000,000
Repayment of long-term bank loans	-	(31,250)
Interest paid	(863,834)	(331,695)
Guarantee deposits received	3,744	3,436
Guarantee deposits refunded	(1,443)	(26,382)
Proceeds from exercise of employee stock options	22,303	107,354
Decrease in noncontrolling interests	(29,574)	(12,464)

Net cash generated by financing activities	7,950,224	44,939,320

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,050,275	1,142,131

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,998,152)	42,618,210

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	242,695,447	143,410,588

CASH AND CASH EQUIVALENTS, END OF PERIOD	$231,697,295	$186,028,798

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 40.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on May 13, 2014.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were issued, the Company has not applied the following International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IAS (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”.)

a.	The 2013 IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030010325 issued by the Financial Supervisory Commission (FSC), the following 2013 IFRSs version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First - time Adopters	July 1, 2010
Amendment to IFRS 7 Disclosures - offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 Employee Benefits	January 1, 2013
Amendment to IAS 27 Separate Financial Statements	January 1, 2013
Amendment to IAS 28 Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned 2013 Taiwan-IFRSs version will not have a significant effect on the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated entities. The objective of IFRS 12 is to specify the disclosure information provided by the entity that enables the users of financial statements in evaluating the nature of, and risks associated with, its interests in other entities and the effects of those interests on the entity’s financial assets and liabilities, as well as the involvement of the owners of noncontrolling interests towards the entity. The Company expects the application of IFRS 12 will result in more extensive disclosures of interests in other entities in the financial statements.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively starting 2015.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The aforementioned allocation basis will not be strictly enforced prior to the adoption of amendments.

Staring 2015, the Company will adopt the aforementioned amendments to prepare the consolidated statements of comprehensive income. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and joint venture as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans.)

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, required to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

According to the retrospective application of aforementioned amendments, as of March 31, 2014 and January 1, 2014, the primary impacts on the Company include the adjustment in accrued pension cost for a decrease of NT$796,305 thousand and NT$788,263 thousand, respectively, and the adjustment in retained earnings for an increase of NT$706,285 thousand and NT$698,762 thousand, respectively.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
IFRS 9 Financial Instruments	Note 2
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	Note 2
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:	The IASB tentatively decided that an entity should apply IFRS 9 for annual periods beginning on or after January 1, 2018.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

Under IFRS 9, all recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows which are solely for payments of principal and interest on the principal amount outstanding, such assets are measured at the amortized cost. The other financial assets not met the aforementioned criteria must be measured at the fair value through profit or loss.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were reported for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2013.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under Taiwan-IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2014	December 31, 2013	March 31, 2013	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	50%	50%	50%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a)
	Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	b)	b)	40%	-
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	92%	95%	TSMC and TSMC GN aggregately have a controlling interest of 94% in TSMC SSL.
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	99%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar.
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	100%	a)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2014	December 31, 2013	March 31, 2013	Note

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	100%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	49%	49%	49%	-
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.

Note b:

TSMC no longer has power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 33.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2014	December 31, 2013	March 31, 2013

Cash and deposits in banks	$224,475,625	$238,014,580	$182,657,223
Repurchase agreements collateralized by corporate bonds	3,071,910	1,809,344	2,361,274
Repurchase agreements collateralized by short-term commercial paper	2,927,812	2,395,644	499,825
Repurchase agreements collateralized by government bonds	922,097	475,879	510,476
Commercial paper	299,851	-	-

	$231,697,295	$242,695,447	$186,028,798

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2014	December 31, 2013	March 31, 2013

Derivative financial assets

Cross currency swap contracts	$7,490	$-	$8,613
Forward exchange contracts	3,935	90,353	9,593

	$11,425	$90,353	$18,206

Derivative financial liabilities

Forward exchange contracts	$186,105	$29,573	$3,808
Cross currency swap contracts	2,430	4,177	415

	$188,535	$33,750	$4,223

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

March 31, 2014

Sell EUR/Buy US$	April 2014	EUR1,030/ US$1,421
Sell NT$/Buy EUR	April 2014	NT$419,405/EUR10,000
Sell NT$/Buy JPY	April 2014	NT$941,573/JPY3,150,000
Sell NT$/Buy US$	April 2014	NT$962,307/US$31,700
Sell US$/Buy EUR	April 2014	US$266,577/EUR193,700
Sell US$/Buy JPY	April 2014	US$498,716/JPY50,938,160
Sell US$/Buy RMB	April 2014 to June 2014	US$86,000/RMB525,831

December 31, 2013

Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell NT$/Buy US$	January 2014	NT$683,749/US$22,800
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801
Sell US$/Buy RMB	January 2014 to February 2014	US$138,000/RMB841,492

March 31, 2013

Sell NT$/Buy US$	April 2013	NT$810,124/US$27,200
Sell NT$/Buy JPY	April 2013	NT$14,261/JPY45,000
Sell US$/Buy JPY	April 2013	US$73,191/JPY6,893,306
Sell US$/Buy NT$	April 2013 to June 2013	US$14,340/NT$424,772
Sell US$/Buy RMB	April 2013 to May 2013	US$64,000/RMB399,375

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

March 31, 2014

April 2014	NT$2,222,031/US$73,080	-	0.45%-0.76%

December 31, 2013

January 2014	NT$1,639,215/US$55,080	-	1.03%-2.00%

March 31, 2013

April 2013	NT$1,448,327/US$48,580	-	0.20%-0.57%
April 2013	US$252,000/NT$7,525,120	0.50%-0.60%	-

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013

Publicly traded stocks	$60,122,854	$59,481,569	$43,248,325
Money market funds	6,431	1,183	2,246

	$60,129,285	$59,482,752	$43,250,571

Current portion	$845,002	$760,793	$1,162,904
Noncurrent portion	59,284,283	58,721,959	42,087,667

	$60,129,285	$59,482,752	$43,250,571

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013
Current portion

Commercial paper	$2,394,178	$1,795,949	$-
Corporate bonds	-	-	2,044,822

	$2,394,178	$1,795,949	$2,044,822

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2014	December 31, 2013	March 31, 2013

Financial assets - noncurrent

Fair value hedges
Stock forward contracts	$-	$-	$659,351

Financial liabilities- noncurrent

Fair value hedges
Stock forward contracts	$5,279,032	$5,481,616	$-

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	March 31, 2014	December 31, 2013	March 31, 2013

Contract amount (US$ in thousands)	$50,253,432	$37,431,626	$11,707,678
	(US$1,648,572)	(US$1,256,095)	(US$ 391,968)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2014	December 31, 2013	March 31, 2013

Notes and accounts receivable	$74,260,712	$72,136,514	$65,962,277
Allowance for doubtful receivables	(486,658)	(486,588)	(489,748)

Notes and accounts receivable, net	$73,774,054	$71,649,926	$65,472,529

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	March 31, 2014	December 31, 2013	March 31, 2013

Neither past due nor impaired	$66,347,383	$64,112,564	$56,678,899
Past due but not impaired
Past due within 30 days	7,426,671	7,537,362	8,793,630

	$73,774,054	$71,649,926	$65,472,529

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2014	$8,058	$478,530	$486,588
Provision	-	21,147	21,147
Reversal	(230)	(20,917)	(21,147)
Effect of exchange rate changes	-	70	70

Balance at March 31, 2014	$7,828	$478,830	$486,658

Balance at January 1, 2013	$137,336	$342,876	$480,212
Provision	-	44,699	44,699
Reversal	(35,235)	-	(35,235)
Effect of exchange rate changes	1,632	(1,560)	72

Balance at March 31, 2013	$103,733	$386,015	$489,748

Aging analysis of accounts receivable that is individually determined to be impaired

	March 31, 2014	December 31, 2013	March 31, 2013

Not past due	$-	$38	$97,405
Past due 1-30 days	-	276	1,867
Past due 31-60 days	-	80	521
Past due 61-120 days	321	158	783
Past due over 121 days	7,832	7,824	3,157

	$8,153	$8,376	$103,733

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of March 31, 2014, December 31, 2013 and March 31, 2013, the amount of the bank guarantee and other credit enhancements were NT$325 thousand (US$11 thousand), NT$318 thousand (US$11 thousand) and nil, respectively.

12.	INVENTORIES

	March 31, 2014	December 31, 2013	March 31, 2013

Finished goods	$7,332,318	$7,245,209	$6,953,902
Work in process	31,895,019	26,033,625	25,517,540
Raw materials	2,444,274	2,435,269	3,320,050
Supplies and spare parts	1,809,658	1,780,790	2,041,973

	$43,481,269	$37,494,893	$37,833,465

Write-down of inventories to net realizable value in the amount of NT$590,034 thousand was included in the cost of revenue for the three months ended March 31, 2014. The reserve for inventory write-downs in the amount of NT$94,941 thousand was reversed in the cost of revenue for the three months ended March 31, 2013 when the related inventory items were scrapped or sold.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2014	December 31, 2013	March 31, 2013

Non-publicly traded stocks	$1,771,146	$1,865,078	$3,408,947
Mutual funds	283,929	280,513	294,646

	$2,055,075	$2,145,591	$3,703,593

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	March 31, 2014	December 31, 2013	March 31, 2013

Associates	$25,954,914	$24,823,807	$21,075,728
Jointly controlled entities	3,552,814	3,492,453	3,176,342

	$29,507,728	$28,316,260	$24,252,070

a.	Investments in associates

Associates consisted of the following:

Name of Associate	Principal Activities	Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company
			March 31, 2014	December 31, 2013	March 31, 2013	March 31, 2014	December 31, 2013	March 31, 2013

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$11,073,716	$10,556,348	$9,783,163	39%	39%	40%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	8,036,044	7,457,733	7,292,694	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	3,855,061	3,887,462	2,752,394	20%	20%	20%
Xintec	Wafer level chip size packaging service	Taoyuan, Taiwan	1,863,039	1,866,123	-	40%	40%	-
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,127,054	1,056,141	1,247,477	35%	35%	35%
Mcube Inc. (Mcube)	Research, development, and sale of micro-semiconductor device	Delaware, U.S.A.	-	-	-	-	-	25%

			$25,954,914	$24,823,807	$21,075,728

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market. Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186,674 thousand recognized in prior year was reversed in the fourth quarter of 2013.

Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, the Company evaluated and concluded that the Company no longer exercises significant influence over Mcube. Therefore Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost. The Company also measured the fair value of retained interest in Mcube when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC no longer has power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 33.

On April 14, 2014, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,028,643 thousand in the second quarter of 2014. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

b.	Investments in jointly controlled entities

Jointly controlled entities consisted of the following:

Name of Jointly Controlled Entity	Principal Activities	Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company
			March 31, 2014	December 31, 2013	March 31, 2013	March 31, 2014	December 31, 2013	March 31, 2013

VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$ 3,552,814	$ 3,492,453	$ 3,176,342	49%	49%	49%

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions	-	2,519,647	9,108,620	606,260	-	63,974,216	76,208,743
Disposals or retirements	-	-	(223,116)	(318,888)	-	-	(542,004)
Effect of exchange rate changes	17,761	198,335	959,428	32,285	2,400	3,217	1,213,426

Balance at March 31, 2014	$4,004,670	$231,900,718	$1,423,764,726	$22,381,689	$806,830	$336,151,226	$2,019,009,859

Accumulated depreciation and impairment

Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$-	$1,149,463,781
Additions	6,898	3,584,230	36,724,579	659,617	10,618	-	40,985,942
Disposals or retirements	-	-	(223,075)	(318,888)	-	-	(541,963)
Effect of exchange rate changes	9,318	144,311	909,022	26,776	1,092	-	1,090,519

Balance at March 31, 2014	$420,408	$128,962,707	$1,046,624,215	$14,593,276	$397,673	$-	$1,190,998,279

Carrying amounts at January 1, 2014	$3,582,717	$103,948,570	$404,706,105	$7,836,261	$418,467	$272,173,793	$792,665,913

Carrying amounts at March 31, 2014	$3,584,262	$102,938,011	$377,140,511	$7,788,413	$409,157	$336,151,226	$828,011,580

Cost

Balance at January 1, 2013	$1,527,124	$197,411,851	$1,279,893,177	$20,067,943	$766,732	$119,063,976	$1,618,730,803
Additions	3,212,000	1,653,205	10,143,673	1,157,523	-	68,238,002	84,404,403
Disposals or retirements	-	-	(1,054,277)	(287,361)	-	-	(1,341,638)
Effect of exchange rate changes	21,609	492,285	1,632,861	35,168	16,498	4,299	2,202,720

Balance at March 31, 2013	$4,760,733	$199,557,341	$1,290,615,434	$20,973,273	$783,230	$187,306,277	$1,703,996,288

Accumulated depreciation and impairment

Balance at January 1, 2013	$367,369	$111,801,731	$875,510,879	$13,160,567	$328,069	$-	$1,001,168,615
Additions	6,715	2,930,306	32,449,040	568,497	10,119	-	35,964,677
Disposals or retirements	-	-	(1,052,478)	(287,126)	-	-	(1,339,604)
Effect of exchange rate changes	10,609	288,001	1,422,674	26,783	7,149	-	1,755,216

Balance at March 31, 2013	$384,693	$115,020,038	$908,330,115	$13,468,721	$345,337	$-	$1,037,548,904

Carrying amounts at March 31, 2013	$4,376,040	$84,537,303	$382,285,319	$7,504,552	$437,893	$187,306,277	$666,447,384

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

The Company entered into agreements to lease buildings from December 2003 to November 2018 that qualify as finance leases.

Future minimum lease gross payments were as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Minimum lease payments

Not later than 1 year	$28,456	$28,376	$27,622
Later than 1 year and not later than 5 years	853,104	850,703	110,488
Later than five years	-	-	745,222

	881,560	879,079	883,332

Less: Future finance expenses	(89,396)	(94,040)	(105,979)

Present value of minimum lease payments	$792,164	$785,039	$777,353

(Continued)

	March 31, 2014	December 31, 2013	March 31, 2013

Present value of minimum lease payments

Not later than 1 year	$27,762	$27,684	$26,948
Later than 1 year and not later than 5 years	764,402	757,355	107,803
Later than five years	-	-	642,602

	$792,164	$785,039	$777,353

Current portion	$8,889	$8,809	$8,418
Noncurrent portion	783,275	776,230	768,935

	$792,164	$785,039	$777,353

(Concluded)

There was no capitalization of borrowing costs for the three months ended March 31, 2014 and 2013.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	-	371,030	269,160	526,097	1,166,287
Retirements	-	-	(20,353)	-	(20,353)
Effect of exchange rate changes	93,047	(954)	537	380	93,010

Balance at March 31, 2014	$5,720,564	$4,814,904	$17,336,149	$4,255,873	$32,127,490

Accumulated amortization

Balance at January 1, 2014	$-	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	-	123,690	359,025	153,720	636,435
Retirements	-	-	(20,353)	-	(20,353)
Effect of exchange rate changes	-	(954)	526	44	(384)

Balance at March 31, 2014	$-	$3,464,403	$13,778,333	$2,771,125	$20,013,861

Carrying amounts at January 1, 2014	$5,627,517	$1,103,161	$3,647,670	$1,112,035	$11,490,383

Carrying amounts at March 31, 2014	$5,720,564	$1,350,501	$3,557,816	$1,484,748	$12,113,629

Cost

Balance at January 1, 2013	$5,523,707	$4,590,548	$15,095,421	$3,094,664	$28,304,340
Additions	-	-	763,917	200,815	964,732
Retirements	-	-	(700)	-	(700)
Reclassification	-	(29,565)	-	-	(29,565)
Effect of exchange rate changes	113,210	442	2,400	2,442	118,494

Balance at March 31, 2013	$5,636,917	$4,561,425	$15,861,038	$3,297,921	$29,357,301

Accumulated amortization

Balance at January 1, 2013	$-	$3,128,655	$12,126,479	$2,089,637	$17,344,771
Additions	-	67,617	313,690	150,206	531,513
Retirements	-	-	(428)	-	(428)
Effect of exchange rate changes	-	441	2,164	403	3,008

Balance at March 31, 2013	$-	$3,196,713	$12,441,905	$2,240,246	$17,878,864

Carrying amounts at March 31, 2013	$5,636,917	$1,364,712	$3,419,133	$1,057,675	$11,478,437

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.50% and 9.00% in its test of impairment as of December 31, 2013 and 2012, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the three months ended March 31, 2014 and 2013, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013

Tax receivable	$1,327,531	$1,781,376	$1,397,893
Prepaid expenses	1,068,105	1,081,957	1,855,312
Long-term receivable	754,020	820,000	764,200
Others	653,862	770,468	575,835

	$3,803,518	$4,453,801	$4,593,240

Current portion	$2,381,416	$2,984,224	$3,339,372
Noncurrent portion	1,422,102	1,469,577	1,253,868

	$3,803,518	$4,453,801	$4,593,240

18.	SHORT-TERM LOANS

	March 31, 2014	December 31, 2013	March 31, 2013

Unsecured loans
Amount	$24,843,645	$15,645,000	$35,842,800

Original loan content
US$ (in thousands)	$815,000	$525,000	$1,200,000
Annual interest rate	0.38%-0.50%	0.38%-0.42%	0.41%-0.49%
Maturity date	Due in April 2014	Due in January 2014	Due in April 2013

19.	PROVISIONS

	March 31, 2014	December 31, 2013	March 31, 2013

Sales returns and allowances	$9,964,997	$7,603,781	$6,350,698
Warranties	12,925	10,452	5,199

	$9,977,922	$7,614,233	$6,355,897

(Continued)

	March 31, 2014	December 31, 2013	March 31, 2013

Current portion	$9,964,997	$7,603,781	$6,350,698
Noncurrent portion (classified under other noncurrent liabilities)	12,925	10,452	5,199

	$9,977,922	$7,614,233	$6,355,897

(Concluded)

	Sales Returns and Allowances	Warranties	Total

Three months ended March 31, 2014

Balance, beginning of period	$7,603,781	$10,452	$7,614,233
Provision	4,354,104	3,064	4,357,168
Payment	(1,997,250)	(722)	(1,997,972)
Effect of exchange rate changes	4,362	131	4,493

Balance, end of period	$9,964,997	$12,925	$9,977,922

Three months ended March 31, 2013

Balance, beginning of period	$6,038,003	$4,891	$6,042,894
Provision	1,746,905	323	1,747,228
Payment	(1,440,324)	-	(1,440,324)
Effect of exchange rate changes	6,114	(15)	6,099

Balance, end of period	$6,350,698	$5,199	$6,355,897

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	March 31, 2014	December 31, 2013	March 31, 2013
Noncurrent portion

Domestic unsecured bonds	$166,200,000	$166,200,000	$125,000,000
Overseas unsecured bonds	45,724,500	44,700,000	-

	211,924,500	210,900,000	125,000,000
Less: Discounts on bonds payable	(126,399)	(132,375)	-

	$211,798,101	$210,767,625	$125,000,000

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	”

21.	LONG-TERM BANK LOANS

	March 31, 2014	December 31, 2013	March 31, 2013

Bank loans for working capital	$40,000	$40,000	$1,456,250

Current portion	$-	$-	$131,250
Noncurrent portion	40,000	40,000	1,325,000

	$40,000	$40,000	$1,456,250

In relation to the deconsolidation of Xintec in June 2013 (refer to Note 33), long-term bank loans of Xintec have been derecognized.

22.	OTHER LONG-TERM PAYABLES

	March 31, 2014	December 31, 2013	March 31, 2013

Payables for software and system design costs	$54,000	$54,000	$113,000
Payables for acquisition of property, plant and equipment	-	-	843,160

	$54,000	$54,000	$956,160

Current portion (classified under accrued expenses and other current liabilities)	$18,000	$18,000	$902,160
Noncurrent portion	36,000	36,000	54,000

	$54,000	$54,000	$956,160

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China purchased in 2004 certain property, plant and equipment. The obligations under the aforementioned agreement were fully paid in July 2013.

23.	EQUITY

a.	Capital stock

	March 31, 2014	December 31, 2013	March 31, 2013

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,050,000

Issued and paid shares (in thousands)	25,929,124	25,928,617	25,928,232

Issued capital	$259,291,239	$259,286,171	$259,282,327

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of March 31, 2014, 1,077,434 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,387,171 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2014	December 31, 2013	March 31, 2013

Additional paid-in capital	$24,034,598	$24,017,363	$24,003,991
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries	89,882	100,827	44,343
From share of changes in equities of associates and joint venture	13,388	43,024	16,826
Donations	55	55	55

	$55,835,280	$55,858,626	$55,762,572

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$3,200,716 thousand and NT$2,660,482 thousand for the three months ended March 31, 2014 and 2013, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2013 and 2012 earnings have been approved by TSMC’s Board of Directors in its meeting held on February 18, 2014 and by TSMC’s shareholders in its meeting held on June 11, 2013, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal capital reserve	$18,814,679	$16,615,880
Special capital reserve	(2,785,741)	(4,820,483)
Cash dividends to shareholders	77,785,851	77,773,307	$3.00	$3.00

	$93,814,789	$89,568,704

The Board of Directors of TSMC also approved on February 18, 2014 the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2013.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2013 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 24, 2014 (expected).

TSMC’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, had been approved by shareholders in its meeting held on June 11, 2013. The aforementioned approved amounts are the same as the amounts approved by the Board of Directors in its meetings held on February 5, 2013, and the same amounts had been charged against earnings of 2012.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	2,830,754	-	-	2,830,754
Changes in fair value of available-for-sale financial assets	-	(395,296)	-	(395,296)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(20,649)	-	(20,649)
Share of other comprehensive income of associates and joint venture	(22,830)	17,891	95	(4,844)
Income tax effect	-	2,956	-	2,956

Balance, end of period	$(4,332,438)	$20,915,683	$(18)	$16,583,227

	Three Months Ended March 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(10,753,806)	$7,973,321	$-	$(2,780,485)
Exchange differences arising on translation of foreign operations	2,871,521	-	-	2,871,521
Changes in fair value of available-for-sale financial assets	-	3,644,263	-	3,644,263
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(815,636)	-	(815,636)
Share of other comprehensive income of associates and joint venture	134,653	(14)	-	134,639
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	510	(26)	-	484
Income tax effect	-	43,239	-	43,239

Balance, end of period	$(7,747,122)	$10,845,147	$-	$3,098,025

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Three Months Ended March 31
	2014	2013

Balance, beginning of period	$266,830	$2,543,226
Share of noncontrolling interests
Net loss	(24,967)	(41,333)
Exchange differences arising on translation of foreign operations	627	32,232
Changes in fair value of available-for-sale financial assets	838	(256)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(338)	(2,679)
Stock option compensation cost of subsidiary	-	2,701
Share of other comprehensive income of associates and joint venture	97	-
Adjustments arising from changes in percentage of ownership in subsidiaries	10,945	(3,610)
Decrease in noncontrolling interests	(29,574)	(12,464)

Balance, end of period	$224,458	$2,517,817

24.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the three months ended March 31, 2014 and 2013. Information about TSMC’s outstanding employee stock options is described as follows:

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

TSMC	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2014

Balance, beginning of period	1,763	$45.9
Options exercised	(507)	44.0

Balance, end of period	1,256	46.7

Balance exercisable, end of period	1,256	46.7

Three months ended March 31, 2013

Balance, beginning of period	5,945	$34.6
Options exercised	(3,797)	28.3

Balance, end of period	2,148	45.7

Balance exercisable, end of period	2,148	45.7

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

March 31, 2014		December 31, 2013		March 31, 2013
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$43.2-$47.2	1.0	$43.2-$47.2	1.0	$20.2-$28.3	0.2
				$38.0-$50.1	1.8

Xintec	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2013

Balance, beginning of period	515	$13.8
Options exercised	(58)	14.7

Balance, end of period	457	13.7

Balance exercisable, end of period	453	13.8

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the stock option plans.

Information about Xintec’s outstanding options was as follows:

March 31, 2013
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)
$10.7-$12.5	3.5
$14.8-$18.6	4.4

b.	Application of IFRS 2

Xintec	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2013

Balance, beginning of period	5,528	$22.1
Options forfeited	(262)	22.1

Balance, end of period	5,266	22.1

Balance exercisable, end of period	-	-

Weighted-average fair value of options granted (NT$/share)	$5.82

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the stock option plan.

As of March 31, 2013, the range of exercise prices for Xintec’s outstanding stock options was NT$22.1; the weighted-average remaining contractual life was 4.2 years.

The grant date of aforementioned stock options was June 14, 2012. Xintec used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

Xintec
Valuation assumptions:
Stock price on grant date (NT$/share)	$ 19.42
Exercise price (NT$/share)	22.30
Expected volatility	43.73%
Expected life	3.875 years
Expected dividend yield	-
Risk free interest rate	0.96%

The stock price on grant date was determined based on the market approach. The expected volatility was calculated based on the historical stock prices of the comparative companies of Xintec.

For the three months ended March 31, 2013, Xintec recognized compensation cost of the above stock option in the amount of NT$2,701 thousand.

25.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

Three Months Ended March 31
2014	2013

Net revenue from sale of goods	$147,997,622	$132,632,563
Net revenue from royalties	217,550	122,433

	$148,215,172	$132,754,996

26.	OTHER OPERATING INCOME AND EXPENSES, NET

Three Months Ended March 31
2014	2013

Income (expenses) of rental assets
Rental income	$2,984	$3,683
Depreciation of rental assets	(6,222)	(6,455)

	(3,238)	(2,772)
Gain on disposal of property, plant and equipment and intangible assets, net	497	28,710
Income from receipt of equity securities in settlement of trade receivables	-	8,565

	$(2,741)	$34,503

27.	OTHER INCOME

	Three Months Ended March 31
	2014	2013
Interest income
Bank deposits	$607,811	$334,077
Available-for-sale financial assets	1,604	1,520
Held-to-maturity financial assets	4,284	10,724

	$613,699	$346,321

28.	FINANCE COSTS

	Three Months Ended March 31
	2014	2013

Interest expense
Corporate bonds	$769,977	$441,694
Bank loans	21,628	42,438
Finance leases	4,969	4,788
Others	6	5,078

	$796,580	$493,998

29.	OTHER GAINS AND LOSSES

	Three Months Ended March 31
	2014	2013

Gain on disposal of financial assets, net
Available-for-sale financial assets	$20,987	$818,315
Financial assets carried at cost	23,758	2,105
Other gains	47,613	92,587
Net gain on financial instruments at FVTPL
Held for trading	104,110	258,437
Fair value hedges
Gain from hedging instruments	325,678	649,991
Loss arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(327,961)	(759,175)
Other losses	(150,801)	(55,917)

	$43,384	$1,006,343

30.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2014	2013

Current income tax expense (benefit)
Current tax expense recognized in the current period	$6,019,953	$4,988,326
Income tax adjustments on prior years	-	(409,743)
Other income tax adjustments	26,996	3,798

	6,046,949	4,582,381

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(673,870)	1,008,473
Investment tax credits and operating loss carryforward	82,985	621,517

	(590,885)	1,629,990

Income tax expense recognized in profit or loss	$5,456,064	$6,212,371

b.	Income tax benefit recognized in other comprehensive income

Three Months Ended March 31
2014	2013

Deferred income tax benefit
Related to unrealized gain/loss on available-for-sale financial assets	$2,956	$43,239

c.	Integrated income tax information

	March 31, 2014	December 31, 2013	March 31, 2013

Balance of the Imputation
Credit Account - TSMC	$15,242,724	$15,242,724	$8,130,060

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2013 and 2012 were 9.80% and 7.75%, respectively.

Under the Rule No.10204562810 issued by the Ministry of Finance, when calculating the creditable ratio in the year of first-time adoption of Taiwan-IFRSs, the Company has included the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2010. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

31.	EARNINGS PER SHARE

	Three Months Ended March 31
	2014	2013

Basic EPS	$1.85	$1.53
Diluted EPS	$1.85	$1.53

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31, 2014

Basic EPS
Net income available to common shareholders of the parent	$47,870,745	25,928,848	$1.85

Effect of dilutive potential common shares	-	992

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$47,870,745	25,929,840	$1.85

Three months ended March 31, 2013

Basic EPS
Net income available to common shareholders of the parent	$39,576,876	25,925,949	$1.53

Effect of dilutive potential common shares	-	3,469

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$39,576,876	25,929,418	$1.53

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

32.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

Net income included the following items:

		Three Months Ended March 31
		2014	2013

a.	Depreciation of property, plant and equipment

	Recognized in cost of revenue	$37,457,425	$33,042,653
	Recognized in operating expenses	3,522,295	2,915,569
	Recognized in other operating income and expenses	6,222	6,455

		$40,985,942	$35,964,677

b.	Amortization of intangible assets

	Recognized in cost of revenue	$333,467	$295,132
	Recognized in operating expenses	302,968	236,381

		$636,435	$531,513

c.	Research and development costs expensed as incurred	$12,066,622	$10,650,985

d.	Employee benefits expenses

	Post-employment benefits
	Defined contribution plans	$412,452	$384,458
	Defined benefit plans	84,296	60,690

		496,748	445,148
	Equity-settled share-based payments	-	2,701
	Other employee benefits	16,830,516	15,016,003

		$17,327,264	$15,463,852

	Employee benefits expense summarized by function
	Recognized in cost of revenue	$10,408,979	$9,349,424
	Recognized in operating expenses	6,918,285	6,114,428

		$17,327,264	$15,463,852

33.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company no longer has power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013

Current assets
Cash and cash equivalents	$979,910
Accounts receivable	564,364
Inventories	213,133
Others	110,766
Noncurrent assets
Property, plant and equipment	5,595,040
Others	164,311
Current liabilities
Accounts payable	(1,571,289)
Others	(291,715)
Noncurrent liabilities
Loans	(1,940,625)
Others	(27,472)

Net assets deconsolidated	$3,796,423

c.	Gain on deconsolidation of subsidiary

Six Months Ended June 30, 2013

Fair value of interest retained	$1,816,848

Less: Carrying amount of interest retained
Net assets deconsolidated	3,796,423
Noncontrolling interests	(2,273,153)

1,523,270

Gain on deconsolidation of subsidiary	$293,578

Gain on deconsolidation of subsidiary was included in other gains and losses for the six months ended June 30, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013

The balance of cash and cash equivalents deconsolidated	$ 979,910

34.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	March 31, 2014	December 31, 2013	March 31, 2013

Financial assets
FVTPL
Held for trading derivatives	$11,425	$90,353	$18,206
Derivative financial instruments in designated hedge accounting relationships	-	-	659,351
Available-for-sale financial assets (Note)	62,184,360	61,628,343	46,954,164
Held-to-maturity financial assets	2,394,178	1,795,949	2,044,822
Loans and receivables
Cash and cash equivalents	231,697,295	242,695,447	186,028,798
Notes and accounts receivables (including related parties)	74,333,024	71,941,634	65,906,835
Other receivables	1,377,629	1,422,795	2,058,132
Refundable deposits	2,560,988	2,519,031	2,385,571

	$374,558,899	$382,093,552	$306,055,879

Financial liabilities
FVTPL
Held for trading derivatives	$188,535	$33,750	$4,223
Derivative financial instruments in designated hedge accounting relationships	5,279,032	5,481,616	-
Amortized cost
Short-term loans	24,843,645	15,645,000	35,842,800
Accounts payable (including related parties)	16,710,701	16,358,716	13,256,111
Payables to contractors and equipment suppliers	53,461,455	89,810,160	48,601,349
Accrued expenses and other current liabilities	15,528,728	13,649,615	10,608,820
Bonds payable	211,798,101	210,767,625	125,000,000
Long-term bank loans	40,000	40,000	1,456,250
Other long-term payables	54,000	54,000	956,160
Guarantee deposits (classified under other noncurrent liabilities)	154,505	151,660	184,780

	$328,058,702	$351,992,142	$235,910,493

Note:    Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the three months ended March 31, 2014 and 2013 would have decreased by NT$306,019 thousand and NT$442,582 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$83 thousand and NT$3,022 thousand for the three months ended March 31, 2014 and 2013, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the three months ended March 31, 2014 and 2013 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the three months ended March 31, 2014 and 2013 would have decreased by NT$326,779 thousand and NT$1,784,693 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2014, December 31, 2013 and March 31, 2013, the Company’s ten largest customers accounted for 66%, 68% and 69% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of March 31, 2014, December 31, 2013 and March 31, 2013, the unused of financing facilities of the Company amounted to NT$72,980,416 thousand, NT$76,689,543 thousand and NT$56,979,550 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

March 31, 2014

Non-derivative financial liabilities

Short-term loans	$24,847,820	$-	$-	$-	$24,847,820
Accounts payable (including related parties)	16,710,701	-	-	-	16,710,701
Payables to contractors and equipment suppliers	53,461,455	-	-	-	53,461,455
Accrued expenses and other current liabilities	15,528,728	-	-	-	15,528,728
Bonds payable	3,051,998	38,560,734	99,689,272	85,635,101	226,937,105
Long-term bank loans	1,450	12,689	21,390	10,151	45,680
Other long-term payables	18,000	36,000	-	-	54,000
Obligations under finance leases	28,456	56,913	796,191	-	881,560
Guarantee deposits (classified under other noncurrent liabilities)	-	154,505	-	-	154,505

	113,648,608	38,820,841	100,506,853	85,645,252	338,621,554

Derivative financial instruments

Forward exchange contracts
Outflows	28,316,400	-	-	-	28,316,400
Inflows	(28,118,463)	-	-	-	(28,118,463)

	197,937	-	-	-	197,937

Cross currency swap contracts
Outflows	2,222,031	-	-	-	2,222,031
Inflows	(2,227,698)	-	-	-	(2,227,698)

	(5,667)	-	-	-	(5,667)

Stock forward contracts
Outflows	-	50,253,432	-	-	50,253,432
Inflows	-	(50,253,432)	-	-	(50,253,432)

	-	-	-	-	-

	$113,840,878	$38,820,841	$100,506,853	$85,645,252	$338,813,824

December 31, 2013

Non-derivative financial liabilities

Short-term loans	$15,646,783	$-	$-	$-	$15,646,783
Accounts payable (including related parties)	16,358,716	-	-	-	16,358,716
Payables to contractors and equipment suppliers	89,810,160	-	-	-	89,810,160
Accrued expenses and other current liabilities	13,649,615	-	-	-	13,649,615
Bonds payable	3,036,130	28,388,887	100,830,341	94,360,103	226,615,461
Long-term bank loans	1,450	10,275	21,571	12,746	46,042
Other long-term payables	18,000	36,000	-	-	54,000
Obligations under finance leases	28,376	56,752	793,951	-	879,079
Guarantee deposits (classified under other noncurrent liabilities)	-	151,660	-	-	151,660

	138,549,230	28,643,574	101,645,863	94,372,849	363,211,516

Derivative financial instruments

Forward exchange contracts
Outflows	29,608,952	-	-	-	29,608,952
Inflows	(29,605,246)	-	-	-	(29,605,246)

	3,706	-	-	-	3,706

Cross currency swap contracts
Outflows	1,639,215	-	-	-	1,639,215
Inflows	(1,641,384)	-	-	-	(1,641,384)

	(2,169)	-	-	-	(2,169)

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Stock forward contracts
Outflows	$-	$37,431,626	$-	$-	$37,431,626
Inflows	-	(37,431,626)	-	-	(37,431,626)

	-	-	-	-	-

	$138,550,767	$28,643,574	$101,645,863	$94,372,849	$363,213,053

March 31, 2013

Non-derivative financial liabilities

Short-term loans	$35,849,740	$-	$-	$-	$35,849,740
Accounts payable (including related parties)	13,256,111	-	-	-	13,256,111
Payables to contractors and equipment suppliers	48,601,349	-	-	-	48,601,349
Accrued expenses and other current liabilities	10,608,820	-	-	-	10,608,820
Bonds payable	1,708,570	3,417,140	62,727,592	66,906,447	134,759,749
Long-term bank loans	149,638	749,650	601,313	-	1,500,601
Other long-term payables	902,160	36,000	18,000	-	956,160
Obligations under finance leases	27,622	55,244	55,244	745,222	883,332
Guarantee deposits (classified under other noncurrent liabilities)	-	184,780	-	-	184,780

	111,104,010	4,442,814	63,402,149	67,651,669	246,600,642

Derivative financial instruments

Forward exchange contracts
Outflows	5,350,454	-	-	-	5,350,454
Inflows	(5,333,513)	-	-	-	(5,333,513)

	16,941	-	-	-	16,941

Cross currency swap contracts
Outflows	8,975,315	-	-	-	8,975,315
Inflows	(8,976,156)	-	-	-	(8,976,156)

	(841)	-	-	-	(841)

Stock forward contracts
Outflows	-	11,707,678	-	-	11,707,678
Inflows	-	(11,707,678)	-	-	(11,707,678)

	-	-	-	-	-

	$111,120,110	$4,442,814	$63,402,149	$67,651,669	$246,616,742

					(Concluded )

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	March 31, 2014		December 31, 2013		March 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Commercial paper	$2,394,178	$2,397,299	$1,795,949	$1,795,612	$-	$-
Corporate bonds	-	-	-	-	2,044,822	2,053,750

Financial liabilities

Measured at amortized cost
Bonds payable	211,798,101	210,788,163	210,767,625	208,649,668	125,000,000	125,232,890

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

—	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

—

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

—	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	March 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$11,425	$-	$11,425

Available-for-sale financial assets

Publicly traded stocks	$60,122,854	$-	$-	$60,122,854
Money market funds	6,431	-	-	6,431

	$60,129,285	$-	$-	$60,129,285

Financial liabilities at FVTPL

Derivative financial instruments	$-	$188,535	$-	$188,535

Hedging derivative financial liabilities
Stock forward contract	$-	$5,279,032	$-	$5,279,032

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$90,353	$-	$90,353

Available-for-sale financial assets

Publicly traded stocks	$59,481,569	$-	$-	$59,481,569
Money market funds	1,183	-	-	1,183

	$59,482,752	$-	$-	$59,482,752

Financial liabilities at FVTPL

Derivative financial instruments	$-	$33,750	$-	$33,750

Hedging derivative financial liabilities

Stock forward contract	$-	$5,481,616	$-	$5,481,616

	March 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$18,206	$-	$18,206

Hedging derivative financial assets

Stock forward contract	$-	$659,351	$-	$659,351

Available-for-sale financial assets

Publicly traded stocks	$43,248,325	$-	$-	$43,248,325
Money market funds	2,246	-	-	2,246

	$43,250,571	$-	$-	$43,250,571

Financial liabilities at FVTPL

Derivative financial instruments	$-	$4,223	$-	$4,223

There were no transfers between Level 1 and 2 for the three months ended March 31, 2014 and 2013, respectively.

There were no purchases and disposals for assets on Level 3 for the three months ended March 31, 2014 and 2013, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

—

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

—

Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

—	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

35.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net Revenue

Three Months Ended March 31
2014	2013

Item	Related Party Categories

Net revenue from sale of goods	Associates	$992,706	$684,786
	Joint venture	335	528

		$993,041	$685,314

Net revenue from royalties	Associates	$127,490	$120,416

b.	Purchases

Three Months Ended March 31
2014	2013

Related Party Categories

Associates	$2,616,635	$2,096,554

c.	Receivables from related parties

March 31, 2014	December 31, 2013	March 31, 2013

Item	Related Party Categories

Receivables from related parties	Associates	$558,757	$291,376	$433,950
	Joint venture	213	332	356

		$558,970	$291,708	$434,306

Other receivables from related parties	Associates	$162,444	$221,576	$176,298

d.	Payables to related parties

March 31, 2014	December 31, 2013	March 31, 2013

Item	Related Party Categories

Payables to related parties	Associates	$1,328,422	$1,687,239	$791,504
	Joint venture	1,628	1,217	1,629

		$1,330,050	$1,688,456	$793,133

e.	Disposal of property, plant and equipment

Proceeds		Gains (Losses)
Three Months Ended March 31		Three Months Ended March 31
2014	2013	2014	2013

Related Party Categories

Associates	$-	$11,418	$-	$2,963
Joint venture	-	-	-	58

	$-	$11,418	$-	$3,021

Deferred Gains (Losses) from Disposal of Property, Plant and Equipment
March 31, 2014	December 31, 2013	March 31, 2013

Related Party Categories

Associates	$-	$-	$(7,410)
Joint venture	-	-	890

	$-	$-	$(6,520)

f.	Others

March 31, 2014	December 31, 2013	March 31, 2013

Item	Related Party Categories

Refundable deposits	Associates	$5,813	$5,813	$5,813
	Joint venture	-	-	4

		$5,813	$5,813	$5,817

Three Months Ended March 31
2014	2013

Item	Related Party Categories

Manufacturing expenses	Associates	$478,338	$6,372
	Joint venture	2,586	857

		$480,924	$7,229

Research and development expenses	Associates	$8,031	$-
	Joint venture	608	1,191

		$8,639	$1,191

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

g.	Compensation of key management personnel:

The compensation to directors and other key management personnel for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31
	2014	2013

Short-term employee benefits	$ 332,337	$ 167,580
Post-employment benefits	32,954	1,171

	$ 365,291	$ 168,751

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

36.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of March 31, 2014, December 31, 2013 and March 31, 2013, the aforementioned other financial assets amounted to NT$123,199 thousand, NT$120,566 thousand and NT$122,858 thousand, respectively.

37.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between June 2014 and February 2034 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Not later than 1 year	$ 876,502	$ 859,070	$ 617,235
Later than 1 year and not later than 5 years	2,993,556	3,053,029	2,917,307
Later than 5 years	5,515,717	5,534,848	5,075,559

	$ 9,385,775	$ 9,446,947	$ 8,610,101

38.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of March 31, 2014, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of March 31, 2014.

c.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. In March, 2014, Keranos filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.

TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of March 31, 2014, TSMC has paid EUR69,271 thousand to ASML under the research and development funding agreement.

f.

In December 2013, Tela Innovations (Tela), Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission (ITC) accusing TSMC and TSMC North America of infringing one U.S. patent. The Delaware case had been stayed since February 2014. In March 2014, the ITC Court granted Tela’s motion to assert an additional U.S. patent against TSMC and TSMC North America.

In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.

In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.	Amounts available under unused letters of credit as of March 31, 2014, December 31, 2013 and March 31, 2013 were NT$91,449 thousand, NT$89,400 thousand and NT$89,607 thousand, respectively.

39.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

March 31, 2014

Financial assets

Monetary items
USD	$ 2,710,009	30.483	$82,609,207
EUR	72,007	41.89	3,016,359
JPY	5,027,589	0.2958	1,487,161
Non-monetary items
HKD	160,055	3.93	629,017

Financial liabilities

Monetary items
USD	2,068,120	30.483	63,042,501
EUR	273,217	41.89	11,445,055
JPY	57,864,266	0.2958	17,116,250

December 31, 2013

Financial assets

Monetary items
USD	2,756,090	29.800	82,131,493
EUR	451,162	41.00	18,497,657
JPY	41,386,551	0.2834	11,728,949
Non-monetary items
HKD	168,334	3.84	646,402

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

Financial liabilities

Monetary items
USD	$2,026,958	29.800	$60,403,358
EUR	811,202	41.00	33,259,299
JPY	71,931,749	0.2834	20,385,458

March 31, 2013

Financial assets

Monetary items
USD	2,610,008	29.869	77,958,330
JPY	36,676,101	0.3164-0.3172	11,604,329
EUR	272,647	38.21-38.23	10,417,835
Non-monetary items
HKD	195,871	3.85	754,103

Financial liabilities

Monetary items
USD	2,390,165	29.869	71,391,828
JPY	45,632,888	0.3164-0.3172	14,438,251
EUR	285,991	38.21-38.23	10,927,715

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

40.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total

Three months ended March 31, 2014

Net revenue from external customers	$148,075,125	$140,047	$-	$148,215,172
Net revenue from sales among intersegments	-	14,573	(14,573)	-
Income (loss) from operations	53,200,470	(678,110)	-	52,522,360

Three months ended March 31, 2013

Net revenue from external customers	132,681,536	73,460	-	132,754,996
Net revenue from sales among intersegments	-	238	(238)	-
Income (loss) from operations	45,111,317	(683,308)	-	44,428,009

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau (SFB) for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

1.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Finan- cing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thous- ands) (Note 3)	Ending Balance (US$ in Thous- ands) (Note 3)	Amount Actually Drawn (US$ in Thous- ands)	Interest Rate	Nature for Financing	Transac- tion Amounts	Reason for Financing	Allow- ance for Bad Debt	Collateral		Finan- cing Limits for Each Borrow- ing Company (Note 1)	Finan- cing Company’s Total Financing Amount Limits (Note 2)
													Item	Value
1	TSMC Partners	TSMC Solar	Other receivables from related parties	Yes	$4,267,620 (US$ 140,000)	$4,267,620 (US$ 140,000)	$2,743,470 (US$ 90,000)	0.37%- 0.3805%	The need for short-term financing	$-	Operating capital	$-	-	-	$ 17,682,809	$ 44,207,023
		TSMC SSL	Other receivables from related parties	Yes	1,828,980 (US$ 60,000)	1,828,980 (US$ 60,000)	609,660 (US$ 20,000)	0.37%	The need for short-term financing	-	Operating capital	-	-	-	17,682,809	44,207,023

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorse- ment/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorse- ment/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorse- ment/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorse- ment/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship
0	TSMC	TSMC Global	Subsidiary	$224,443,411	$ (US$	45,724,500 1,500,000)	$ (US$	45,724,500 1,500,000)	$ (US$	45,724,500 1,500,000)	$-	5.1%	$224,443,411	Yes	No	No

Note 1:

The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	CPC Corporation, Taiwan	-	Held-to-maturity financial assets	120		$1,197,510	N/A		$1,199,105
	Taiwan Power Company	-	”	120		1,196,668	N/A		1,198,194

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	275,957		629,017	1		629,017	Note 1
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	21,230		193,584	10		463,134
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500		105,000	7		341,413
	W.K. Technology Fund IV	-	”	4,000		39,280	2		35,555

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-		78,303	12		78,303
	Crimson Asia Capital	-	”	-		53,211	1		53,211

TSMC Global	Stock
	ASML	-	Available-for-sale financial assets	20,993	US$	1,944,831	5	US$	1,944,831	Note 2
	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	211	US$	211	N/A	US$	211

TSMC North America	Stock
	Spansion Inc.	-	Available-for-sale financial assets	270	US$	4,701	-	US$	4,701

TSMC Partners	Stock
	Mcube	-	Financial assets carried at cost	6,333		-	17		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

Emerging Alliance	Common stock
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8		-	-		-	Note 3
	QST Holdings, LLC	-	”	-	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Alchip Technologies Limited	-	Financial assets carried at cost	7,196	US$	3,506	14	US$	3,506
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	745	US$	163	6	US$	163

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$	456	3	US$	456

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Common stock
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	-	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036

	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	963	US$	2,168	2	US$	2,168
	Aquantia		”	4,643	US$	4,441	2	US$	4,441
	Cresta Technology Corporation	-	”	92	US$	28	-	US$	28
	Impinj, Inc.	-	”	711	US$	1,100	-	US$	1,100
	Next IO, Inc.	-	”	179		-	1		-	Note 4
	QST Holdings, LLC	-	”	-	US$	588	13	US$	588

VTAF III	Common stock
	Synaptics	-	Available-for-sale financial assets	36	US$	2,174	-	US$	2,174
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	4,147	US$	170	-	US$	170	Note 5
	Powervation, Ltd.	-	”	527	US$	8,238	15	US$	8,238
	Stion Corp.	-	”	8,152	US$	-	15	US$	-	Note 6
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025

Note 1:	The carrying value represents carrying amount less accumulated impairment of NT$412,901 thousand.

Note 2:	In October 2012, TSMC Global acquired 5% of the outstanding equity of ASML with a lock-up period of 2.5 years starting from the acquisition date.

Note 3:	The carrying value represents carrying amount less accumulated impairment of US$500 thousand.

Note 4:	The carrying value represents carrying amount less accumulated impairment of US$1,219 thousand.

Note 5:	The carrying value represents carrying amount less accumulated impairment of US$4,672 thousand.

Note 6:	The carrying value represents carrying amount less accumulated impairment of US$55,474 thousand.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Market- able Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares/ Units (In Thousands)	Amount	Shares/ Units (In Thousands)	Amount	Shares/ Units (In Thousands)	Amount	Carrying Value	Gain/ Loss on Disposal	Shares/ Units (In Thousands)	Amount
TSMC	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	-	-	100	$998,018	60	$598,817	40	$400,000	$399,325	$675	120	$1,197,510
	Taiwan Power Company	”	-	-	80	797,931	80	797,906	40	400,000	399,169	831	120	1,196,668

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relation- ships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relation- ships	Transfer Date	Amount
TSMC	Fab	April 9, 2013 to February 21, 2014	$ 310,469	Monthly settlement by the construction progress and acceptance	Mandartech Interiors Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$97,588,897	65	Net 30 days from invoice date	-	-		$47,858,135	66
	GUC	Associate	Sales		611,925	-	Net 30 days from the end of the month of when invoice is issued	-	-		448,216	1
	TSMC China	Subsidiary	Purchases		3,741,378	23	Net 30 days from the end of the month of when invoice is issued	-	-		(1,349,683)	8
	WaferTech	Indirect subsidiary	Purchases		1,882,094	12	Net 30 days from the end of the month of when invoice is issued	-	-		(543,244)	3
	VIS	Associate	Purchases		1,621,882	10	Net 30 days from the end of the month of when invoice is issued	-	-		(605,137)	3
	SSMC	Associate	Purchases		994,753	6	Net 30 days from the end of the month of when invoice is issued	-	-		(420,435)	2
TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		101,865	79	Net 30 days from the end of the month of when invoice is issued	-	-		54,888	99
TSMC North America	GUC	Associate of TSMC	Sales	(US$	350,141 11,576)	-	Net 30 days from invoice date	-	-	(US$	110,541 3,626)	-

Note :	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$48,217,029	47	$17,071,703	-	$19,025,233	$-
	GUC	Associate		448,216	50	-	-	-	-
	VIS	Associate		104,960	(Note 2)	-	-	-	-

TSMC Partners	TSMC Solar	The same parent company	(US$	2,748,032 90,150)	(Note 2)	-	-	-	-
	TSMC SSL	The same parent company	(US$	609,992 20,011)	(Note 2)	-	-	-	-

TSMC China	TSMC	Parent company	(RMB	1,349,683 275,232)	35	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(US$	110,541 3,626)	24	48,959	-	55,755	-

TSMC Technology	TSMC	Parent company	(US$	196,835 6,457)	(Note 2)	-	-	-	-

WaferTech	TSMC	Parent company	(US$	543,244 17,821)	30	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

A. For the three months ended March 31, 2014

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$97,588,897	-	66%
				Receivables from related parties	47,858,135	-	4%
				Other receivables from related parties	358,894	-	-
				Payables to related parties	5,026	-	-
		TSMC China	1	Net revenue from sale of goods	1,374	-	-
				Purchases	3,741,378	-	3%
				Marketing expenses - commission	22,359	-	-
				Disposal of property, plant and equipment	1,551	-	-
				Gain on disposal of property, plant and equipment	3,540	-	-
				Other receivables from related parties	2,280	-	-
				Payables to related parties	1,349,683	-	-
		TSMC Japan	1	Marketing expenses - commission	58,217	-	-
				Payables to related parties	19,935	-	-
		TSMC Europe	1	Marketing expenses - commission	96,839	-	-
				Research and development expenses	17,752	-	-
				Payables to related parties	47,456	-	-
		TSMC Korea	1	Marketing expenses - commission	5,789	-	-
				Payables to related parties	1,534	-	-
		TSMC Technology	1	Research and development expenses	266,049	-	-
				Payables to related parties	196,835	-	-
		WaferTech	1	Net revenue from sale of goods	2,955	-	-
				Purchases	1,882,094	-	1%
				Other receivables from related parties	2,344	-	-
				Payables to related parties	543,244	-	-
				Disposal of property, plant and equipment	4,212	-	-
		TSMC Canada	1	Research and development expenses	51,819	-	-
				Payables to related parties	16,264	-	-
		TSMC SSL	1	Manufacturing expenses	14,573	-	-
				Other gains and losses	2,025	-	-
				Other receivables from related parties	2,221	-	-
				Payables to related parties	15,059	-	-

(Continued)

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC Solar	1	Other gains and losses	$2,409	-	-
				Other receivables from related parties	2,594	-	-
1	TSMC Development	WaferTech	1	Other receivables from related parties	48,933	-	-
2	TSMC North America	TSMC Technology	3	Other receivables from related parties	6,706	-	-
3	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	101,865	-	-
				Receivables from related parties	54,888	-	-
		TSMC Partners	3	Finance costs	2,452	-	-
				Other payables to related parties	2,748,032	-	-
4	TSMC SSL	TSMC Partners	3	Other payables to related parties	609,992	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2014			Net Income	Share of Profits/ Losses	Note
				March 31, 2014 (Foreign Currencies in Thousands)	December 31, 2013 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)	(Losses) of the Investee (Foreign Currencies in Thousands)	of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$65,997,205	$7,986	$7,986	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	44,202,675	386,026	386,053	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	39	11,073,716	1,342,928	518,372	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	8,036,044	1,054,272	408,952	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	4,216,351	(342,118)	(338,100)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,777,449	(98,231)	(98,231)	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	5,546,744	5,546,744	554,674	92	1,811,086	(372,495)	(343,888)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,863,039	(9,569)	(3,847)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,127,054	138,434	48,692	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,917,920	1,908,912	-	50	946,953	9,425	9,250	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	602,454	596,514	-	98	453,643	(4,127)	(4,044)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	307,327	10,083	10,083	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	844,775	841,757	-	99.5	150,407	(870)	(866)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	131,771	1,545	1,545	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	150,000	150,000	-	100	68,219	(6,005)	(6,005)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	30,378	479	479	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	3,858,653	153,345	Note 2	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,806,693	1,806,693	-	49	-	9,425	Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	504,107	-	100	30,726	(59,531)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	205,772	1	100	2,877	(5,575)	Note 2	Subsidiary

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133	3,133	1	100	2,933	(6)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2014				Net Income			Share of Profits/ Losses	Note
				March 31, 2014 (Foreign Currencies in Thousands)		December 31, 2013 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	$ (US$	0.03 0.001)	$ (US$	0.03 0.001)	-	100	$ (US$	21,394,198 701,840)	$ (US$	305,091 10,087)		Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,310,769 43,000)	(US$	1,310,769 43,000)	43,000	49	(US$	3,552,814 116,551)	(US$	35,149 1,162)		Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	-	100	(US$	408,836 13,412)	(US$	12,896 426)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	283,461 9,299)	(US$	431,426 14,153)	14,153	97	(US$	201,054 6,596)	(US$	19,540 646)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	17,772 583)	(US$	23,990 787)	787	97	(US$	17,072 560)	(US$	(707 (23	) ))	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	70,111 2,300)	(US$	70,111 2,300)	2,300	100	(US$	144,906 4,754)	(US$	(11,587 (383	) ))	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	(US$	2,438,640 80,000)	(US$	2,438,640 80,000)	293,637	100	(US$	7,855,367 257,697)	(US$	285,680 9,445)		Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	158,877 5,212)	(US$	158,877 5,212)	11,868	58	(US$	39,207 1,286)	(US$	4,283 142)		Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	64,929 2,130)	(US$	64,929 2,130)	-	100	(US$	17,589 577)	(US$	(894 (30	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies-		-		-	-	62		-		-		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies-		-		-	-	31		-		-		Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies-		-		-	-	7		-		-		Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	519,436 12,400)	(EUR	519,436 12,400)	-	100	(EUR	27,320 652)	(EUR	(59,859) (1,442))		Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		53,092		52,498	5,309	-		19,920		(342,118)		Note 2	Associate
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		72,161		54,359	7,216	1		23,541		(372,495)		Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:	Please refer to Table 10 for information on investment in Mainland China.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2014 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2014 (US$ in Thousands)	Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of March 31, 2014	Accumulated Inward Remittance of Earnings as of March 31, 2014
					Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 18,939,667 (RMB 4,502,080)	(Note 1)	$ 18,939,667 (US$ 596,000)	$ -	$ -	$ 18,939,667 (US$ 596,000)	$1,053,956	100%	$1,042,892 (Note 2)	$24,928,058	$-

Accumulated Investment in Mainland China as of March 31, 2014 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.